UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BriaCell Therapeutics Corp.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

10778Y302

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10778Y302

1.	Names of Reporting Persons

Lynwood Opportunities Master Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       ☐

(b)       ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	785,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	785,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

785,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.92%

12.	Type of Reporting Person (See Instructions)

OO

Page 2 of 10 Pages

CUSIP No. 10778Y302

1.	Names of Reporting Persons

Lynwood Capital Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       ☐

(b)       ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	785,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	785,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

785,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.92%

12.	Type of Reporting Person (See Instructions)

CO

Page 3 of 10 Pages

CUSIP No. 10778Y302

1.	Names of Reporting Persons

Ben Shapiro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       ☐

(b)       ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	785,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	785,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

785,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.92%

12.	Type of Reporting Person (See Instructions)

IN

Page 4 of 10 Pages

Item 1.

(a)	The name of the issuer is BriaCell Therapeutics Corp. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at Suite 300, 235 15th Street, West Vancouver, British Columbia, V7T 2X1.

Item 2.

(a)	This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) Lynwood Opportunities Master Fund, a Cayman Islands entity (the “Fund”); (2) Lynwood Capital Management Inc., an Ontario corporation (the “Investment Manager”); and (3) Ben Shapiro (“Mr. Shapiro”) (all of the foregoing, collectively, the “Reporting Persons”). The Fund is an investment vehicle. The Fund directly beneficially owns the Common Stock (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Fund. Mr. Shapiro is the President, Chief Executive Officer, Chief Investment Officer, sole director and indirect controlling stockholder of the Investment Manager. Mr. Shapiro and the Investment Manager may be deemed to beneficially own the Common Stock directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Fund is FG Services Limited, Suite 2206, Cassia Court, 72 Market Street, Camana Bay, P.O. Box 30869, Grand Cayman KY1-1204, Cayman Islands. The principal business office of the Investment Manager and Mr. Shapiro is 200 Bay St, Suite 1304, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J1.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, no par value, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 10778Y302.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

Page 5 of 10 Pages

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on the Event Date.

The above percentage of beneficial ownership is based on 15,946,642 shares of Common Stock outstanding as of December 31, 2021, as reported by the Issuer in an Investor Presentation accessed from the Issuer’s website.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Page 6 of 10 Pages

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Lynwood Opportunities Master Fund

Lynwood Capital Management Inc.

Ben Shapiro

By:	/s/ Ben Shapiro
Ben Shapiro, for himself, and as President, Chief Executive Officer and Chief Investment Officer of the Investment Manager (for itself and on behalf of the Fund)

Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 9 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, no par value, of BriaCell Therapeutics Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 11, 2022

Lynwood Opportunities Master Fund

Lynwood Capital Management Inc.

Ben Shapiro

By:	/s/ Ben Shapiro
Ben Shapiro, for himself, and as President, Chief Executive Officer and Chief Investment Officer of the Investment Manager (for itself and on behalf of the Fund)

Page 10 of 10 Pages